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                                                                     EXHIBIT 4.1

Amendment dated September 29, 2000 to Rights Agreement.


                       FIRST AMENDMENT TO RIGHTS AGREEMENT

         AMENDMENT (this "Amendment"), dated as of September 29, 2000, between Cabot Microelectronics Corporation, a Delaware corporation (the "Corporation"), and EquiServe Trust Company, N.A., a national banking association (the "Rights Agent").

                                   WITNESSETH:

         WHEREAS, the Corporation and the Rights Agent entered into the Rights Agreement, dated as of March 24, 2000 (the "Rights Agreement");

         WHEREAS, pursuant to Section 27 of the Rights Agreement, the Corporation may from time to time supplement or amend the Rights Agreement in accordance with the provisions of such Section, among other things, to cure any ambiguity; and

         WHEREAS, the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation and its shareholders that the Rights Agreement be amended as provided herein.

         NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

         Section 1. Definitions. Capitalized terms used herein without definition shall have the meanings specified in the Rights Agreement.


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         Section 2. Amendment. The definition of "Grandfathered Person" set forth in Section 1(j)(i) of the Rights Agreement shall be amended by deleting clause (i) thereof and inserting a new clause (i) which shall read in its entirety as follows:

                    (i) Cabot Corporation and any Subsidiary of Cabot
                Corporation until such time as Cabot Corporation and all Subsidiaries of Cabot Corporation, considered in the aggregate, shall cease to own at least 50% of the total outstanding equity securities of the Corporation, at which time Cabot Corporation and all Subsidiaries of Cabot Corporation shall permanently cease to constitute Grandfathered Persons;

         Section 3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

         Section 4. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         Section 5. Ratification. Except as expressly provided herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and confirmed in all respects and shall continue in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.


Attest:                                    CABOT MICROELECTRONICS CORPORATION


By: /s/ Catherine D. Mezo           By: /s/ H. Carol Bernstein
    ---------------------               ----------------------
    Name: Catherine D. Mezo             Name: H. Carol Bernstein
    Title: Executive Assistant          Title: VP, Secretary and General Counsel


Attest:                                    EQUISERVE TRUST COMPANY, N.A.


By: /s/ Dawn Brandmark              By: /s/ Carol Mulvey Eori
    ------------------                  ---------------------
    Name: Dawn Brandmark                Name: Carol Mulvey Eori
    Title: Account Manager              Title: Managing Director




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